Exhibit 99.1

SEDAR PROFILE # 23165	Computershare Trust Company of Canada Computershare Investor Services Inc. www.computershare.com	Investor Services
November 12, 2007 To: All Canadian Securities Regulatory Authorities		Canada Australia Channel Islands Hong Kong Germany Ireland New Zealand Philippines South Africa United Kingdom USA

Subject:  Canetic Resources Trust

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Trust:

1.	Meeting Type :	Special
2.	Security Description of Voting Issue :	Trust Units
3.	CUSIP Number :	137513107
	ISIN :	CA1375131077
4.	Record Date for Notice of Meeting :	November 30, 2007
	Record Date for Voting :	November 30, 2007
5.	Meeting Date :	January 9, 2008
6.	Meeting Location :	Calgary, Alberta

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Canetic Resources Trust